August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (989) 638-1740

Mr. Andrew Liveris
Chief Executive Officer and Chairman
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

> **Re: The Dow Chemical Company**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-03433**

Dear Mr. Liveris:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Role of the Compensation Committee, page 14

1. We note your disclosure that your Executive Compensation Department provides additional analysis and counsel as requested by the Compensation Committee. Please revise to describe in more detail the additional analysis and counsel that this department provides. We note your disclosure on page 15 that the Executive Compensation Department also provides assistance to your CEO.

2. Please revise to clarify with respect to Hewitt Associates and Towers Perrin the nature and scope of their assignments and the material elements of the instructions given to these consultants with respect to the performance of their duties under the engagement. Refer to Item 407(e)(3)(iii) of Regulation S-K.

3. As part of your analysis of compensation levels, please consider disclosing the material information that the tally sheets provided to the Compensation Committee. We note your disclosure on page 16.

4. Please revise throughout to clarify why you choose to pay each element of compensation and how each element and the decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. Refer to Items 402(b)(1)(iv) and (vi) of Regulation S-K. For example, we note your disclosure on pages 17 and 18.

5. Throughout your discussion of compensation elements, please revise to disclose whether discretion can be or has been exercised. Please identify any particular exercise of discretion and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Base Pay, page 16

6. Please revise to disclose the corporate and personal goals and objectives that you refer to in the second paragraph. You have not specifically disclosed any specific items of corporate performance that are evaluated or target levels of those items of corporate performance. Please disclose the items of corporate performance that are measured and the target levels. If you believe that disclosure of the target levels is not required because it would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for Dow Chemical to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see Instruction 4 to Item 402(b) of Regulation S-K. Please also apply this comment, as appropriate, to

your disclosures concerning company and individual performance goals in Annual Performance Awards on page 17.

7. In addition, please also analyze how these goals and objectives impacted your decisions with respect to base pay amounts. Please also apply this comment, as appropriate, to your discussion of goals in Annual Performance Awards on page 17.

Change in Control and Severance Arrangements, page 23

8. Please revise to quantify and state the total amounts that you would be required to pay in accordance with Instruction 1 to Item 402(j) of Regulation S-K.

Summary Compensation Table, page 24

9. We note Mr. Liveris' total compensation appears based on a policy or decision that is materially different from the other named executive officers. Please revise to discuss Mr. Liveris' compensation separately in your Compensation Discussion and Analysis. Refer to the last paragraph of Section II.B.1 of Commission Release No. 33-8732A.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

       Please contact me at (202) 551-3708 with any questions.

       Sincerely,

       Lesli L. Sheppard
       Attorney-Adviser